          Filed Pursuant to
          Rule 415
          333-135813
          FWP

Wow!

Designed to always beat the average rate of taxable U.S. money market funds.

Isn't it about time you got the rates you deserve? Now you can with GE Interest Plus.* First off, you can enjoy higher returns than most money market accounts, savings accounts and short term CDs. See our rates at the right.

But that's only the beginning. GE Interest Plus is designed to always beat the average rate of taxable U.S. money market funds.

So don't settle for just a little when you can get more with GE Interest Plus. It's the smart financial investment that can help you reach your savings & investment goals faster.

Plus as a GE Employee you can add to your account through Payroll Deduction and send no money now. When you sign up for Payroll Deduction you can get up to a $50 bonus!



See how much more you can earn.


GE Interest Plus
5.50%
5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.00%
Bank Money Market Accounts
1.57%
3-Month Bank CDs
2.99%
Money Market Mutual Funds
4.63%
4.91%
Less than $15K
5.17%
$15K – $49,999
5.43%
$50K or More

GE Interest Plus yields as of 7/18/06. Bank money market account and CD rate as of 7/18/06 and provided by BanxQuote.® Taxable money market mutual fund average yield as of 7/12/06 and provided by IMoneynet.Inc.

The more you invest – the more you earn.

Investment Amount	Rate	Yield
Less than $15,000	4.80%	4.91%
$15,000 to $49,999	5.05%	5.17%
$50,000 and more	5.30%	5.43%

Rates as of 7/18/06. Rates reset weekly. For current GE Interest Plus Rates, call our automated telephone line at 1-800-433-4480.

No fees so your money works harder.

Every dollar you invest works harder for you with GE Interest Plus. There are no sales or management fees to eat away at your earnings. After all, it's your money – why let added fees reduce your rate of return?

Quick access to your money in a variety of ways.

Your money is not locked in and there is no penalty for withdrawal. You have quick and easy access to it whenever you want.

To redeem your investment you can:

1. Use the Quick Redemption Service to transfer money to your bank account.
2. Write a check ($250 minimum)
3. Choose the Wire Transfer option ($2,500 minimum)
4. Call or write us to redeem any amount

Other options to simplify your life.

GE Interest Plus is designed to make life more rewarding and easier. You can automatically add to your account through our Auto Invest Service, use the Quick Invest Service to transfer money from your bank, wire funds or mail checks. You can also go online to www.geinterestplus.com to view and enter transactions, statements and your check images. More options. Higher earnings. It's all yours with GE Interest Plus.

Receive a **$25 or $50 bonus** when you open your GE Interest Plus investment.

*GE Interest Plus is an investment in the senior, unsecured debt of the General Electric Capital Corporation, whose outstanding senior debt is rated AAA by Moody's and Standard & Poor's and Aaa by Moody's Investors Service. You should note that GE Interest Plus Notes are not a money market fund, which is generally a diversified fund consisting of investment in short term debt securities of many companies. Unlike bank accounts and certificates of deposit, GE Interest Plus is not an FDIC-insured deposit. It is possible to lose money if GE Capital is unable to pay its debts. Please see the prospectus for important investment information.

The issuer has filed a registration statement (including a prospectus) [Registration Statement No. 333-135813] with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.geinterestplus.com. Alternatively, the issuer, any underwriter, or any dealer participating in the offering will arrange to mail you the prospectus if you request it at www.geinterestplus.com or by calling toll free 1-800-582-5458.

Bigger returns. Easy Access.
Highest rating.
· Better rates than other competing short term investments
· Earn more when you invest more
· Access your money anytime with no penalties
· No sales or management fees
· GE Interest Plus is rated AAA by Standard & Poor’s Corporation and Aaa by Moody’s Investors Service — the highest credit ratings possible
· Establish an Account with Payroll Deduction and send no money now
Special Offer for GE Employees: up to a $ 50 bonus
when you open your account and choose to add to your investment through Payroll Deduction. Open an Account and receive a $25 incentive. Enroll in Payroll Deduction and receive $25 more!
Complete and return the enclosed application today!
One lifetime bonus per social security number. Bonus will be reported as GEIP_EMPwow 7 18.pdf interest income on 1099 interest statements issued at year-end.
Whew! From GE Capital — a company you know and trust. It’s a good feeling to invest with a respected company you trust. More important, you can invest with confidence in GE Interest Plus knowing that it has received a AAA rating from Standard & Poor’s Corporation and a Aaa rating from Moody’s Investors Service. These are the highest ratings possible and a testament to the credit worthiness of GE Capital Corporation.
Get in on a good thing. Invest today.
Start earning more from a company you can depend on. Read the enclosed prospectus, complete, sign and mail the enclosed application with a check for $500 or more today ($250 or more if you sign up for Auto Invest).
For Current Rates: Call 1-800-433-4480, 24 hours a day, seven days a week. For Questions: Call 1-800-433-4480, 8:30 a.m. to 7 p.m., E.T.
GE Interest Plus*
What?
Earn higher returns than competing alternatives with GE Interest Plus.
imagination at work
*Trademark of General Electric Company